Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of Eric Chen as Director, Mineral Resources

Vancouver, British Columbia – January 25, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Eric Chen as Director, Mineral Resources for the Company.

Alastair Still, Chief Executive Officer of GoldMining commented: "Eric is an outstanding addition to our team, bringing 30 years of experience in the field of resource geology and geostatistics. Eric’s experience in exploration, project study and development, and mining operations working for junior, intermediate, and major mining companies, including Goldcorp, Newmont, Eldorado, and Galiano Gold will be a tremendous benefit to GoldMining as we continue to seek to de-risk and advance our projects to unlock value from within our extensive portfolio of gold and gold-copper assets within the Americas.”

Eric Chen commented: “GoldMining has commenced an exciting phase of growth and I am thrilled to be joining such an experienced technical and management team as we work to advance an impressive portfolio of gold and gold-copper resource-stage projects.”

Mr. Chen is a Registered Professional Geoscientist in the Province of British Columbia and holds a Bachelor of Science in Geology from Peking University.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its plans to advance and de-risk its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.